SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

                               FORM 11-K

             [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                  THE SECURITIES EXCHANGE ACT OF 1934
              For the fiscal year ended December 31, 2004
                                   OR
    [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934
  For the transition period from ----------------- to -----------------

                   Commission File Number 2-91196



   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         NORTHERN EMPIRE BANCSHARES 401(K) PROFIT SHARING PLAN



   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                   Northern Empire Bancshares
                   801 Fourth Street
                   Santa Rosa, California 95405



                          REQUIRED INFORMATION


   1. Financial Information and Schedules
      The independent auditor's report, the financial statements and the supplemental schedule are listed below in the Table of Contents.

   2. Exhibits


         Exhibit 23.1 - Consent of Moss Adams LLP



                       NORTHERN EMPIRE BANCSHARES
                       401(k) PROFIT SHARING PLAN


                    REPORT OF INDEPENDENT REGISTERED
                         PUBLIC ACCOUNTING FIRM
                                   AND
                           FINANCIAL STATEMENTS
                                   WITH
                          SUPPLEMENTAL SCHEDULE


                       December 31, 2004 and 2003





                                CONTENTS


                                                                    PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                1


FINANCIAL STATEMENTS

Statements of net assets available for benefits                        2

Statement of changes in net assets available for benefits              3

Notes to financial statements                                          4



SUPPLEMENTAL SCHEDULE REQUIRED BY THE DEPARTMENT OF LABOR

Schedule of assets (held at end of year)                               6


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Trustees
Northern Empire Bancshares 401(k) Profit Sharing Plan


We have audited the accompanying statement of net assets available for benefits of Northern Empire Bancshares 401(k) Profit Sharing Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Northern Empire Bancshares 401(k) Profit Sharing Plan as of
December 31, 2004, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We have compiled the accompanying statement of net assets available for benefits of the Northern Empire Bancshares 401(k) Profit Sharing Plan as of December 31, 2003, in accordance with Statements of Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting, in the form of financial statements, information that is the representation of the Plan's management. We have not audited or reviewed the accompanying 2003 statement of net assets available for benefits and, accordingly, do not express an opinion or any other form of assurance on it.

/s/ Moss Adams LLP

Santa Rosa, California
June 29, 2005







                          FINANCIAL STATEMENTS

NORTHERN EMPIRE BANCSHARES 401(K) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004 and 2003
                                                                   2003
                                                     2004      (unaudited)
                                                 ------------  -----------
Assets
  Non-interest bearing cash                      $         15  $        66
  Participant directed investments                  4,391,728    3,314,654
  Participant loans                                   150,888      133,012
  Receivable from participants                         11,951       22,059
  Receivable from employer                              1,076          814
  Receivable from loan repayments                       1,524        1,412
                                                 ------------  -----------
Net assets available for benefits                $  4,557,182  $ 3,472,017
                                                 ============  ===========


See accompanying notes.
Page 2


NORTHERN EMPIRE BANCSHARES 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2004

Additions to net assets attributed to:
  Net appreciation in fair value of participant
    directed investments                                        $  340,639
  Dividends                                                         14,974
  Interest                                                          12,959
  Other income                                                      29,315
  Participant deferrals                                            563,747
  Employer contributions                                           108,961
  Rollovers and other                                               40,381
                                                                ----------
                                                                 1,110,976
                                                                ----------
Deductions from net assets attributed to:
  Benefits paid to participants                                     16,566
  Administrative expenses                                            9,245
                                                                ----------
                                                                    25,811
                                                                ----------
Change in net assets                                             1,085,165

Net assets available for benefits - December 31, 2003
  (unaudited)                                                    3,472,017
                                                                ----------

Net assets available for benefits - December 31, 2004           $4,557,182
                                                                ==========

See accompanying notes.



NORTHERN EMPIRE BANCSHARES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan's financial statements are prepared under the accrual method of accounting. The Annual Return/Report of Employee Benefit Plan(Form 5500) is prepared using the cash method.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

The Plan's investments are stated at fair value. Fair values of the investments are determined by the custodian based upon quoted market values of the underlying assets. Participant loans are valued at their outstanding balances, which approximate fair value.

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. It is at least reasonably possible, given the level of risk associated with investment securities, that changes in the near term could materially affect a participant's account balance and the amounts reported in the financial statements.

Benefits to participants are recorded when paid.

NOTE 2 - DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Adoption Agreement for a more complete description of Plan provisions.

General - The Plan is a 401(k) salary deferral plan covering all employees of Northern Empire Bancshares and Sonoma National Bank who have satisfied the eligibility requirements. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974(ERISA). Northern Empire Bancshares is the Plan sponsor and serves as the plan administrator. The plan administrator pays administrative expenses, such as custodian fees, legal, and accounting fees that may not be paid by forfeitures. Certain transaction fees are paid by the Plan.

Eligibility - Employees are eligible to make salary deferrals after completing 90 days of service. Eligibility for the employer matching contribution and the employer discretionary contribution requires employees to complete one year of service in which at least 1,000 hours are worked during the plan year.

Contributions - Participants may elect to defer their salary up to the limitations imposed by federal tax law. Participants direct the investment of contributions into various investment options offered by the Plan. The Company shall make a matching contribution equal to a participant's elective deferral contribution, not to exceed $1,200 for each plan year.
A discretionary contribution may be made each plan year in an amount determined by the Company. This discretionary contribution is allocated to participants in the plan on December 31 in the same proportion as a participant's compensation bears to the total of all participants' compensation. There were no discretionary contributions made during 2004 or 2003.

Vesting - Participants are fully vested in deferrals withheld from their compensation under the salary reduction agreement. Vesting in employer matching and discretionary contributions begins after the completion of one year of service, as defined, in increments of 33% per year until fully vested in year four.

Loans - Loans of up to 50% of amounts vested and under $50,000 are available to participants at a rate of interest that is 1.0% above the prime lending rate. The maximum loan term is 58 months, unless the loan qualifies as a home loan, in which case the term of the loan is not to exceed 358 months.

Payment of benefits - Upon retirement, termination of employment, death, or disability, a participant's vested account balance will be distributed in a lump sum or in a variety of optional installment methods, as further described in the Plan agreement.

Forfeitures - A forfeiture is the non-vested portion of a participant's account that is lost upon termination of employment. Forfeitures are to be reallocated to participants in the same manner of allocation as discretionary contributions. The Plan had forfeited amounts of $4,782 and $3,404 during the year ended December 31, 2004 and 2003.

Termination of Plan - Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue contributions at any time. If the Plan is terminated, all amounts allocated to a participant's account become fully vested.

Investments - A participant may direct the investment of their account through investment options offered through Union Bank of California Select Benefit. Investments representing 5% or more of net assets available for benefits consist of the following:

        Highmark Div. Money Market                       $  1,311,010
        Northern Empire Bancshares Common Stock               582,195
        Baron Small Cap                                       307,524
        Federated Cap Appreciation                            299,802
        Vanguard 500 Index                                    279,035
        Fidelity Advisor Midcap                               250,205

During the year, the plan investments (including investments purchased and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Corporate stock                                          $    157,859
Mutual funds (registered investment companies)                182,780
                                                         ------------
Net appreciation in fair value of investments            $    340,639
                                                         ============


NOTE 3 - TAX STATUS

The Plan is designed to operate as a standardized plan based on a favorable opinion letter dated April 2002 issued to the prototype sponsor that provided tax-exempt status under appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.


NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS

Plan investments include certain accounts managed by Union Bank of California, the custodian of the Plan, and, therefore, transactions between the Plan and Union Bank of California qualify as party-in-interest transactions.


NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003,to Form 5500.


                                                      2004        2003
                                                  -----------  -----------
Net assets available for benefits per
  the financial statements                        $ 4,557,182  $ 3,472,017
Receivables                                            14,551       24,285
                                                  -----------  -----------
Net assets available for benefits per
  the form 5500                                   $ 4,542,631  $ 3,447,732
                                                  ===========  ===========
Contributions and deferrals per the
 financial statements                             $   713,089
Add prior year receivable                              24,285
Less current year receivable                          (14,551)
                                                  -----------
Contributios per Form 5500                        $   722,823
                                                  ===========





                         SUPPLEMENTAL SCHEDULE
                  REQUIRED BY THE DEPARTMENT OF LABOR

NORTHERN EMPIRE BANCSHARES 401(k) PROFIT SHARING PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SCHEDULE H, LINE 4(i)
EIN 94-2830529
PLAN NUMBER 001
PLAN YEAR 01/01/2004 TO 12/31/2004
(A)  (B)                                           (C)                             (D)               (E)
                                            Description of investment including
      Identity of issuer, borrower,         maturity date, rate of interest,
      lessor or similar party               collateral, par or maturity date       Cost       Current Value
     --------------------------             --------------------------------       ----       -------------
*    Highmark Capital Management            Diversified Money Market                 **          $1,311,010
*    Union Bank of California               Stable Value                             **              71,450
     Strong                                 Gov't Securities                         **             126,834
     Oakmark Funds                          Equity and Income II                     **              89,671
     Oakmark Funds                          Oakmark II                               **             102,022
     Federated                              Cap Appreciation                         **             299,802
     Calvert                                Social Inv Equity                        **              85,787
     Vanguard                               500 Index                                **             279,035
     Waddell & Reed                         Advisor Vanguard                         **             113,426
     American Century                       Equity Income                            **             241,979
     Fidelity Investments                   MidCap                                   **             250,205
     Turner                                 MidCap Growth                            **             130,342
     Strong                                 Advisor Small Cap Value                  **             138,705
     Baron                                  Baron Small Cap                          **             307,524
     Fidelity Investments                   Advisor Div International                **               4,281
     MFS                                    International New Discovery              **               5,540
     Ivy                                    Science & Technology CI Y                **              92,024
*    Northern Empire Bancshares             Stock Common                             **             582,195
     American Century                       International Growth                     **             159,896
     Participant Loans                      Interest rate from 5.00% to 8.75%         -             150,888

*  Denotes party-in-interest
** Cost information not required as investments are participant directed






                                SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                   Northern Empire Bancshares 401(k)Profit Sharing Plan


                   By: /s/ Deborah A. Meekins
                       ----------------------
                       Deborah A. Meekins, President and CEO

Date: August 29, 2005